Exhibit (a)(7)

FORM OF LETTER CONFIRMING ACCEPTANCE OF TENDERED OPTIONS

[Name of Optionholder]
[Address of Optionholder]

Subject: Your Options Accepted for Exchange

Our option exchange offer expired at 5:00 p.m., Eastern Daylight Time on [June 18, 2002]. Prior to the expiration of the exchange offer, you tendered the following option grant(s) for exchange:

Grant Date	Exercise Price	Expiration Date	Number of Options to be Tendered

SBA has accepted for exchange, and has cancelled, each of such options.

Subject to the terms and conditions set forth in the Offer to Exchange dated May 20, 2002 and the Election Form, as each may have been amended, we will grant to you, on December 19, 2002, new options to purchase             shares of SBA Class A common stock.

If you have any questions regarding the Stock Option Exchange Program, please contact the Exchange Program Administrator by phone at (561) 226-9225 or by e-mail at stockoptionexchange@sbasite.com with questions regarding the program.